UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Acucela Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00510T 109
(CUSIP Number)

Masashi Okuyama
Legal & Compliance Dept. of SBI Holdings, Inc.
SBI Holdings, Inc.
Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan
+81-3-6229-0122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T 109

1	Name of reporting person: SBI Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 7,752,425
	9	Sole dispositive power -0-
	10	Shared dispositive power 7,752,425
11	Aggregate amount beneficially owned by each reporting person 7,752,425
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 21.6% (1)
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Capital Management Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,266,497
	9	Sole dispositive power -0-
	10	Shared dispositive power 6,266,497
11	Aggregate amount beneficially owned by each reporting person 6,266,497
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.5%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Investment Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 4,229,743
	9	Sole dispositive power -0-
	10	Shared dispositive power 4,229,743
11	Aggregate amount beneficially owned by each reporting person 4,229,743
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 11.8%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Incubation Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,485,928
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,485,928
11	Aggregate amount beneficially owned by each reporting person 1,485,928
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.1%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: Trans-Science No. 2A Investment Limited Partnership
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 69,628
	9	Sole dispositive power -0-
	10	Shared dispositive power 69,628
11	Aggregate amount beneficially owned by each reporting person 69,628
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Transscience Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 69,628
	9	Sole dispositive power -0-
	10	Shared dispositive power 69,628
11	Aggregate amount beneficially owned by each reporting person 69,628
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: BIOVISION Life Science Fund No.1
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,777,778
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,777,778
11	Aggregate amount beneficially owned by each reporting person 1,777,778
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.0%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Bio Life Science Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,871,250
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,871,250
11	Aggregate amount beneficially owned by each reporting person 1,871,250
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.2%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Mobile Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 258,582
	9	Sole dispositive power -0-
	10	Shared dispositive power 258,582
11	Aggregate amount beneficially owned by each reporting person 258,582
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Phoenix No. 1 Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 252,505
	9	Sole dispositive power -0-
	10	Shared dispositive power 252,505
11	Aggregate amount beneficially owned by each reporting person 252,505
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

SCHEDULE 13D

Acucela Inc.

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed by the persons named therein with the Securities and Exchange Commission on February 20, 2014, as amended by Amendment No. 1 dated September 30, 2014, and filed October 10, 2014, Amendment No. 2 dated January 28, 2015, and filed January 30, 2015, Amendment No. 3 dated March 2, 2015, and filed March 3, 2015, Amendment No. 4 dated March 13, 2015 and filed March 17, 2015, Amendment No 5 dated March 31, 2015 and filed April 3, 2015, and Amendment No. 6 dated and filed April 8, 2015 (as so amended, the “Statement”), is hereby amended with respect to the items set forth below by this Amendment No. 7 (this “Amendment”).  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On May 1, 2015, the Issuer held a special meeting of its shareholders (the “Special Meeting”) at its principal executive offices located at 1301 Second Avenue, Suite 4200, Seattle, Washington  98101 for the purposes of (1) holding a shareholder vote to remove Peter A. Kresel, Brian O’Callaghan, Glen Y. Sato, and Michael T. Schutzler from the Issuer’s Board of Directors and (2) electing Yoshitaka Kitao, the current Chief Executive Officer of SBI Holdings, Inc., Shiro Mita, Eisaku Nakamura, and Robert Takeuchi to fill the vacancies on the Issuer’s Board of Directors resulting from the removal of the directors listed above. The proposals received the required shareholder vote and were approved at the Special Meeting. Peter A. Kresel, Brian O’Callaghan, Glen Y. Sato, and Michael T. Schutzler were removed as directors and Yoshitaka Kitao, Shiro Mita, Eisaku Nakamura, and Robert Takeuchi were elected to fill the vacancies on the Issuer’s Board of Directors, effective immediately following the Special Meeting.

On May 13, 2015, the Reporting Persons and Ryo Kubota entered into a Mutual Termination Agreement (the “Termination Agreement”) pursuant to which the Voting Agreement and Irrevocable Proxy dated January 28, 2015 (the “Voting Agreement”) that was previously entered into between the parties whereby the Reporting Persons granted a proxy to Dr. Kubota over an aggregate 7,752,425 shares of Common Stock, which Dr. Kubota agreed to vote in favor of the changes to the membership of the Board of Directors described above in this Item 4, was terminated. Effective as of May 13, 2015, Dr. Kubota and the Reporting Persons agree that (1) the Voting Agreement is of no further force or effect and (2) the proxy granted to Dr. Kubota under the Voting Agreement regarding the shares of Common Stock beneficially owned by the Reporting Persons was revoked and is of no further force or effect.

Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by the addition of the following information:

On May 13, 2015, the Reporting Persons and Ryo Kubota entered into the Termination Agreement. For a description of the Termination Agreement, see Item 4 above. Such description is incorporated herein by reference in its entirety in response to this Item 6. A copy of the Termination Agreement is Exhibit 7.4 to this Amendment.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended by the addition of the following exhibit:

Exhibit No.                                                          Exhibit

7.4	Mutual Termination Agreement dated as of May13, 2015, among Ryo Kubota, SBI Holdings, Inc. and affiliates of SBI Holdings, Inc. that are shareholders of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SBI HOLDINGS, INC.

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director, President & CEO

SBI CAPITAL MANGEMENT CO., LTD.

SBI INVESTMENT CO., LTD.,

SBI INCUBATION CO., LTD.,

TRANS-SCIENCE NO. 2A INVESTMENT
LIMITED PARTNERSHIP,

SBI TRANSSCIENCE CO., LTD.

BIOVISION LIFE SCIENCE FUND NO.1,

SBI BIO LIFE SCIENCE INVESTMENT LPS,

SBI BB MOBILE INVESTMENT LPS,

AND

SBI PHOENIX NO. 1 INVESTMENT LPS,

By:	/s/ Katsuya Kawashima
Name:	Katsuya Kawashima
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit	Description
7.4	Mutual Termination Agreement dated as of May 13, 2015, among Ryo Kubota, SBI Holdings, Inc. and affiliates of SBI Holdings, Inc. that are shareholders of the Issuer.